Exhibit 99.1

NETCLASS TECHNOLOGY INC Signed Strategic MOU with RunSun Cloud to Advance AI Computing and Application Development in Southeast Asia

SINGAPORE and HONG KONG, October 22, 2025 – NETCLASS TECHNOLOGY INC (Nasdaq: NTCL; the “Company” or “NetClass”), a leading B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, today announced that the Company has entered a Memorandum of Understanding (MOU) with RunSun Cloud Pte. Ltd., a Singapore-based computing service provider and one of NVIDIA’s global NCP partners, to collaboratively strengthen AI computing infrastructure and application development across Singapore and the broader Southeast Asian region.

This collaboration follows NetClass’s recent three-year sales contract with HPC AI Technology Pte. Ltd. to provide AI cloud services, with sales in the initial six-month term reaching approximately $443,000. The partnership combines RunSun Cloud’s cloud and AI capabilities with NetClass’s expertise in AI applications and market development. The two companies will strengthen high-performance AI computing to support generative AI and enterprise solutions, while advancing AI-driven applications in education, enterprise innovation, and smart city development, further boosting NetClass’s overall sales performance.

This partnership represents another strategic milestone for NetClass following its recent initiatives, including the establishment of its Singapore subsidiary, relocation of its global headquarters to Singapore, and $2.4 million PIPE financing to support AI and blockchain innovation. These developments reinforce the Company’s commitment to advancing global AI applications, blockchain development, and long-term business growth in Southeast Asia.

“Our collaboration with RunSun Cloud marks a key step in accelerating NetClass’s AI ecosystem expansion and driving innovation in the region,” said Dr. Jianbiao Dai, Chairman and Chief Executive Officer of NetClass. “By combining our strengths in AI application development with RunSun’s powerful computing infrastructure, we are well-positioned to deliver transformative AI solutions that create sustainable value across industries.”

About NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC is a leading B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

About RunSun Cloud Pte. Ltd.

RunSun Cloud Pte. Ltd. is a Singapore-based cloud service provider and one of NVIDIA’s global NCP partners, offering high-performance computing solutions to support AI-driven industries including Internet services, finance, and government. RunSun Cloud is recognized for its robust global deployment capabilities and continuous optimization of computing resources to empower innovation across sectors.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward- looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global